United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Wendy’s Company

Name of persons relying on exemption: Franciscan Sisters of Allegany, NY

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Franciscan Sisters of Allegany, NY urge you to vote FOR Proposal 4: Protecting Essential Food Chain Workers’ Rights During COVID-19 at the Wendy’s Company Annual Meeting of Shareholders on May 18, 2021.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Summary of the Proposal

The proposal asks for Wendy’s to disclose concrete evidence on the effectiveness of its Supplier Code of Conduct in protecting the human rights of workers at its produce and meat suppliers, with respect to COVID-19 in particular. Wendy’s is exposed to significant human rights risks in its food supply chain, which may have a material impact on the Company, yet existing disclosures do not reveal whether or how Wendy’s enforces its supplier expectations related to workers’ human rights. Wendy’s lags behind industry peers by failing to adopt the available measure most widely recognized as effective in preventing human rights risks in food supply chains, the Fair Food Program, despite requests from numerous investors.1 The requested report would include whether Wendy’s has implemented any requirements to protect at-risk farmworkers and meatpacking workers in its food supply chain from COVID-19, and the extent to which Wendy’s enforces its Code of Conduct to protect those workers through supplier suspensions, third-party audits, and access to remedy for human rights violations.

Support for this proposal is warranted and in the best interest of shareholders because:

Wendy’s existing systems are inadequate. Wendy’s has acknowledged human rights “risk factors” in its food supply chain from “the nature of agricultural work,”2 risks that the global pandemic has heightened, particularly with respect to farmworkers who have disproportionately suffered sickness and death from COVID-19.3 Proponents are concerned that Wendy’s existing Supplier Code of Conduct lacks enforceable and binding commitments, and therefore is inadequate to address these risks. Moreover, Company disclosures do not demonstrate effective implementation of human rights protections for food supply chain workers, or give any indication that Wendy’s has standards and enforcement mechanisms in place requiring suppliers to protect these workers from COVID-19.

The risks in Wendy’s business model are severe and pervasive. In addition to the risks from COVID-19, other serious human rights violations are prevalent in the U.S. agricultural industry, such as forced labor4 and sexual assault.5 Wendy’s must be transparent about whether (and, if so, how) it enforces its supplier expectations to identify, mitigate, and prevent these risks and remedy negative impacts.

Although Wendy’s unsuccessfully sought No Action relief from the Securities and Exchange Commission (SEC) if it omitted the proposal, the Company now recommends that shareholders vote FOR the proposal (“Board Recommendation”). While this Board Recommendation to vote in favor of the proposal is welcome, investor support for the proposal will reinforce the Proposal’s call for Wendy’s to disclose the concrete evidence of implementation, as only this evidence will sufficiently reveal how Wendy’s is managing human rights risks. Shareholder support will also clarify that Wendy’s current ESG reporting, which its Board Recommendation represents as a practice it plans to continue, is unacceptable because it does not contain the evidence requested in the proposal.

Specifically, support for the proposal is warranted for the following three reasons:

1.	Wendy’s has failed to demonstrate effective implementation of a meaningful commitment to respect the human rights of workers in its food supply chain and lacks transparency regarding its food supplier monitoring practices.

2.	Wendy’s lags behind industry peers by failing to adopt the available measure most widely recognized as effective in preventing human rights risks in food supply chains and that addresses the concerns of the proposal, the Fair Food Program.

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3.	Failure to effectively address actual and potential human rights impacts in its food supply chain, including worker illness and deaths from COVID-19, exposes Wendy’s to financial, reputational, supply chain disruption and human capital management risks, and its failure to meet the industry standard for human rights protection, the Fair Food Program, has already resulted in potential reputational harm including consumer protests and public letters from key investors calling on Wendy’s to join.

Arguments in Favor of the Proposal

1.	Wendy’s has failed to demonstrate effective implementation of a meaningful commitment to respect the human rights of workers in its food supply chain and lacks transparency regarding its food supplier monitoring practices.

Although Wendy’s claims in the Board Recommendation to have a “strong commitment to Corporate Social Responsibility” and a willingness to report on the matters contained in the proposal, investors remain concerned about the sincerity and integrity of this statement due to the fact that Wendy’s No-Action Request to the SEC, filed 3 months earlier, belies those claims.6 Wendy’s No-Action Request stated:

We believe that the Company’s day-to-day operations of running a quick-service hamburger concept are far removed from any underlying policy consideration of the protection of human rights and worker safety of the country’s meat and produce Suppliers.7

This statement alone suggests that Wendy’s lacks a culture of respect for human rights within its operations and business relationships, despite its more recent claims to the contrary.

Similarly, Wendy’s No-Action Request to the SEC stated that the Company believes the proposal seeks information that is too detailed and specific.8 Only now, when the proposal is before shareholders for a vote and in the news,9 has Wendy’s offered to provide “enhanced public disclosure.”10 Shareholder support for the proposal is therefore critical to signal to Wendy’s leadership that investors want evidence of outcomes and effectiveness, as requested in the proposal, and that the Company must meet the request of the proposal in a meaningful way.

The proponents note (1) the Company’s longstanding reluctance to provide any meaningful transparency into its supply chain management practices; (2) the fact that its own description of its CSR Committee—which only met twice last year, less than any other of the Board’s other major committees—does not mention human rights or labor practices, and focuses instead on Wendy’s charitable commitments; and (3) the Company has failed to join the Fair Food Program, which has been demonstrated to address the concerns raised by the Proposal, and in which all Wendy’s peers in the fast food sector participate.

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The Board Recommendation points to Wendy’s existing policies, procedures, and disclosures in an effort to demonstrate its commitment to the protection of workers in its supply chain. However, those materials are not responsive to the disclosure requested by the proposal, which seeks evidence of the effectiveness of Wendy’s existing Code and whether Wendy’s actually enforces its supplier expectations. For example:

•	Wendy’s claims that violations of its Supplier Code of Conduct may result in “immediate termination.”[11] However, Wendy’s code provisions on supplier labor practices and human rights are mere “expectations,”[12] and, more importantly, Wendy’s has provided no evidence that they are enforced as sought by the proposal. In contrast, the Fair Food Program requires that its Participating Buyers (such as McDonalds and Burger King) suspend purchases from participating farms that are suspended from the Program. For example, if forced labor is discovered on a participating farm, or if a participating farm refuses to terminate a supervisor found to have sexually assaulted a farmworker, that farm is suspended from the Fair Food Program, and the Participating Buyer in turns suspends its purchases from that farm.

•	Wendy’s refers to Quality Assurance audits containing “observational questions” related to worker safety and health, and to conducting its own remote “facility evaluations” during COVID-19,[13] but these are directed primarily at food safety,[14] not worker welfare, and are incapable of detecting hidden abuses such as forced labor, sexual assault, debt bondage or wage theft, which are recognized as salient risks in agriculture.

•	While Wendy’s refers to “third-party assurances” and “audits” related to supplier labor practices and human rights,[15] it does not disclose information sought by the proposal, which would indicate whether these audits are effective at addressing and mitigating human rights risks that may negatively impact the business and shareholder value. This includes audit frequency or the percent of workers interviewed, which relate to whether those audits have any informational value. In the Fair Food Program, the Program’s third-party auditor, the Fair the Fair Food Standards Council (FFSC), audits every participating grower annually and regularly publishes detailed information on farm compliance.[16] Audits include in-depth interviews with at least 50% of workers present at each farm location visited – many times higher than the auditing industry standard – and auditors are ensured access to farm and office records and supervisory staff.

•	Moreover, audits alone are not effective to identify and respond to the Company’s most salient human rights risks,[17] and Wendy’s has not disclosed any evidence that those audits are supplemented by other essential mitigation measures, such as actual enforcement or an effective third-party complaint resolution system. In the Fair Food Program, the FFSC provides a worker complaint hotline, staffed 24/7 by investigators who speak the workers’ language, and between November 2011 and October 2018, 52% of complaints were resolved in less than two weeks and 79% in less than a month.

•	Wendy’s claims to have a “robust reporting process” designed to protect workers in its supply chain, and refers to its company-sponsored hotline,[18] but investors are concerned about whether this is true in practice because its No-Action Request to the SEC stated that “in most instances, it would not be appropriate” for Wendy’s to be involved in those complaints and that they are referred directly to the supplier[19]—the very party against whom the complaint of abuse has been lodged. Additionally, Wendy’s does not disclose the number of grievances reported to its hotline, nor how they were resolved, which is information sought by the proposal that would provide some indication of whether Wendy’s complaint process is as robust as it claims.

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•	Wendy’s also suggests that the workers in its food supply chain are amply protected by “any COVID-19 orders and mandates issued” in relevant jurisdictions and “a wide array of employment and labor laws and regulations.”[20] These statements ignore that most U.S. jurisdictions still lack enforceable COVID-19 protocols for farmworkers,[21] and that legal violations are the norm—not the exception—in American agriculture[22] due to numerous barriers to access to justice, including poverty, migration, education level, immigration status, and language differences. In contrast, the Fair Food Program enforces mandatory COVID-19 safety protocols for farmworkers on all participating farms.

•	Wendy’s refers to having concluded its “first ever” materiality assessment, with input from “key stakeholders” to inform its ESG strategy, but has not provided any detail on those consultations or the assessment findings.[23]

In summary, the proposal was filed due to concerns that the scale, scope and enforcement of Wendy’s food supplier monitoring practices are inadequate because they are not defined, and existing disclosures do not provide sufficient assurance of supplier compliance. If anything, they suggest that Wendy’s does not require any COVID-19 protections for workers in its food supply chain. Without sufficient disclosure, investors should conclude that Wendy’s supplier monitoring processes are ineffective to protect workers in its food supply chain, especially in light of its suppliers’ record of failure to adequately protect workers from COVID-19, as described further below. This presents an unnecessary, unmitigated risk, given that the Fair Food Program, which Wendy’s has been encouraged to join, exists and has effectively addressed these risks for its participating companies through its industry-leading standards, monitoring mechanisms, and record of enforcement.

The proposal is therefore necessary for shareholders to obtain the information they need to properly evaluate the Company’s risk mitigation systems. Shareholder support of the proposal could help encourage Wendy’s to include the hard information needed to evaluate the effectiveness and outcomes of its systems in the enhanced public disclosures, which it indicates it plans to provide, rather than potentially providing a disclosure that falls short of the concrete evidence sought by the proposal.

2.	Wendy's lags behind industry peers by failing to adopt the available measure most widely recognized as effective in preventing human rights risks in food supply chains and that addresses the concerns of the proposal, the Fair Food Program.

Wendy’s claims that it has identified ESG topics where it has “the greatest opportunity” to make a positive impact.24 Yet for years Wendy’s has refused to join the Fair Food Program, while all of Wendy’s main competitors, including McDonald’s, Burger King, Subway and Yum! Brands, have relied on the FFP’s unique monitoring and enforcement mechanisms to protect workers in their tomato supply chains.

A recent independent study of 40 leading initiatives recognized the Fair Food Program as the new “gold standard” and found that it represents “the only existing model with the proven potential to afford protection for the most vulnerable and lowest-wage workers in global supply chains.”25 The report declared other social certifications, such as those listed by Wendy’s in its public disclosures,26 as “not fit for purpose” to protect workers’ human rights. The Fair Food Program’s measurable impact on improved working conditions and protections of human rights on farms has earned it widespread recognition, including a Presidential Medal from the Obama-Biden administration27 and praise from the UN Working Group on Business and Human Rights.28

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The Fair Food Program is unmatched in its ability to address and prevent risks of modern slavery, sexual assault, and other serious human rights abuses. It is also the only social certification known to have established mandatory, enforceable COVID-19 protections for farmworkers. Since the early days of the pandemic, the Fair Food Program has worked to enforce worker health and safety protections on participating farms, thereby protecting both the operational continuity and reputation of its participating companies.29 The elements of the proposal also align with the mechanisms of the Fair Food Program, as explained in Section 1 above.

This proposal is necessary because Wendy’s refuses to join the Fair Food Program, but has not shared any evidence that its Supplier Code of Conduct produces comparable results. In contrast, it cannot be adequately emphasized, all of Wendy’s main competitors, including McDonald’s, Burger King, Subway and Yum! Brands, have relied on the Fair Food Program to protect workers in their tomato supply chains. To the extent Wendy’s wishes to address the fact that none of its current tomato suppliers use the Fair Food Program, all it needs to do is agree to condition its tomato purchases on Program participation. That is how the Fair Food Program came into existence in 2011, when similar commitments by several fast-food industry leaders convinced reluctant Florida tomato growers to embrace the nascent human rights protections on their farms; how Walmart helped expand the Fair Food Program to new states in 2014; and how the Program continues to expand into new crops and new states today.

In failing to add the widely-adopted Fair Food Program to its supply chain management practices, Wendy’s is an industry outlier, and over 100 investors representing $1 trillion in assets under management, together with six state treasurers, called on Wendy’s earlier this month to join the FFP.30 Increasingly, investors expect companies such as Wendy’s to adopt established standards for risk management to protect workers throughout their supply chains, and, moreover, to preferentially participate in gold-standard programs wherever such programs are widely-recognized to exist as in the case of the Fair Food Program. It is no longer sufficient to simply “check the box” when it comes to protecting workers from human rights violations in corporate supply chains. In the midst of both an unprecedented global pandemic and a global movement demanding racial and economic justice, consumers and investors alike are looking to corporations, and the executives and board members who lead them, to address longstanding social ills and to embrace efforts, like the Fair Food Program, able to demonstrate measurable success in curing them.

3.	Failure to effectively address actual and potential human rights impacts in its food supply chain, including worker illness and deaths from COVID-19, exposes Wendy’s to financial, reputational, supply chain disruption and human capital management risks, and its failure to meet the industry standard for human rights protection, the Fair Food Program, has already resulted in consumer protests and public letters from key investors calling on Wendy’s to join.

Wendy’s has recognized that human rights are “important to our brand.”31 Not only does this statement fall short of grounding its interest in human rights to its responsibility to rightsholders, the unaddressed human rights risks to and abuses of workers in Wendy’s meat and fresh produce supply chains call into question the sincerity of Wendy’s claimed commitment to respect human rights.

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The contrast between Wendy’s suppliers’ human rights record and Wendy’s stated ESG commitments presents reputational risks. For example, Wendy’s claims that its suppliers exemplify its “core values and ethical principles,” and that it has made “tremendous strides in 2020” in relation to its ESG program,32 yet during the COVID-19 pandemic, Wendy’s food suppliers Cargill33 and Tyson,34 both of which Wendy’s has celebrated as sustainability leaders,35 have had widely-publicized failures to protect workers from COVID-19. Tyson in particular pursued increased line speeds at its processing facilities,36 exposing workers to higher risk of infection,37 and its inadequate pandemic response has led to numerous lawsuits including wrongful death and negligence lawsuits as well as a civil rights complaint filed with the USDA alleging that Tyson’s failure to protect its predominantly Brown and Black meatpacking workers amounts to racial discrimination. Wendy’s also experienced supply chain disruption from COVID-19, when outbreaks at large meatpacking facilities brought production to a halt.38

Wendy’s claims that its ESG strategy includes “providing high quality food transparently,” but it does not disclose its suppliers of fresh produce. Wendy’s most recent CSR report merely states that it purchases tomatoes from greenhouses, which it claims “offer a safe, indoor work environment.”39 Yet greenhouse farms have also been the site of major COVID-19 outbreaks, as well as documented and widespread labor violations. These include an infection of over half of the workforce at Green Empire Farms in New York,40 which is owned by Mastronardi Produce, a reported supplier to Wendy’s41 with a history of worker safety violations.42 While Wendy’s has indicated in the past that it did not purchase from Green Empire Farms, in the absence of fulsome and independent supply chain transparency, shareholders have no way to verify this claim and remain concerned about unabated supply chain risk. Nor is Green Empire Farms the only tomato greenhouse with serious human rights issues over the past year. At Village Farms, a greenhouse operation in Texas, the failure to isolate sick workers in employer-provided housing led to the spread of COVID-19.43 And Backyard Farms – another Greenhouse owned by Mastronardi44 -- was recently fined, on March 30, 2021, by the U.S. Department of Labor for legal violations ranging from wage theft to discrimination against U.S.-born workers.45 Lack of supply chain disclosure leaves investors unable to evaluate the likelihood or severity of potential associations between Wendy’s and these suppliers, other than that Wendy’s purchases its tomatoes exclusively from greenhouses and has reportedly purchased from Mastronardi in the past.

This lack of transparency is particularly troubling in light of the prevalence of severe human rights risks in food supply chains. Forced labor has long plagued U.S. agriculture,46 as have sexual assault and harassment,47 wage theft and overcrowded, unsanitary and unsafe worker housing—including at greenhouses.48 In addition, loopholes in U.S. labor law allows child labor on farms by children as young as 12, and more U.S. child workers die in agriculture than in any other industry.49 Claims of Wendy’s complacency to these abuses, as evidenced by its failure to join the Fair Food Program, has fueled a national student boycott.50 This resulted most recently in the Ohio State University student government passing a resolution calling on the university to refuse to renew the lease of a Wendy’s franchise on the campus unless and until Wendy’s joins the Fair Food Program.51

These risks may also weaken Wendy’s support among investors. Responsible investors and the business and human rights community have increasing expectations for corporate practice and disclosure of human rights protections and responsible sourcing. On April 9th, 2021, the SEC issued a “risk alert” warning investors of potentially misleading practices by investment advisors offering ESG products and services.52 Increased scrutiny from the SEC will require ESG-focused funds to do more to demonstrate that the companies in their portfolios have responsible business practices. This in turn puts more pressure on investee companies like Wendy’s to strengthen practices and disclosure around ESG topics, including the human rights indicators requested in the proposal.

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As noted above, numerous, prominent investors have expressed explicitly to the Company that failure to join the Fair Food Program is exposing it to significant risk.53 And the UNPRI, which represents investors with trillions in assets under management—and which recently featured the Fair Food Program in its webinar series54— is introducing human rights questions into its reporting framework by 2022, which will lead PRI signatories to place heightened attention on the human rights practices of their investee companies.55 In order for Wendy’s to meet increasing investor expectations for human rights practices and disclosure, it will be essential for the Company to disclose the type of concrete evidence sought by the proposal.

Wendy’s also claims a commitment to creating a “more equitable” community,56 but farmworkers and meatpacking workers have suffered the highest COVID-19 death rates of workers in any occupation,57 and most of these low-wage workers are Brown, Black, and Indigenous people of color, who suffer higher rates of severe outcomes from COVID-19. This includes death rates that are 2.3 times higher for Hispanic Americans than white Americans.58 In light of these facts, Wendy’s response to the current global reckoning on racial justice -- issuing a statement signaling its awareness of the need to address racial equality,59 together with charitable contributions -- is inadequate and may expose it to potential reputational risk.60 The human rights risks to workers that Wendy’s has recognized as inherent to “the nature of agricultural work”61 require effective management systems, including adequate supplier oversight and accountability, not just charitable words, donations, and reliance on poorly enforced and inadequate laws and regulations.

The risks posed by COVID-19 in particular are considered to be highly material by a growing number of investors. Earlier this year, 335 institutional investors representing $9.5 trillion in assets under management supported a statement calling on companies to take steps to mitigate the impacts of COVID-19 on all of their stakeholders, including the health and safety of workers.62 Additionally, the SEC issued guidance indicating that companies should consider health and safety and impacts on human capital in their COVID-19 related disclosures.63 This is especially pertinent as companies are facing increasing scrutiny from their investors on the accuracy of their disclosures.64

Conclusion: Support for this proposal is warranted because:

•	Wendy’s is exposed to, and has a responsibility to effectively manage, significant adverse human rights risks in its food supply chain, most notably the failure of suppliers to protect workers during the COVID-19 pandemic, which present material risks to the business.
•	Investors lack adequate information on the effectiveness of Wendy’s existing supplier expectations in protecting food supply chain workers.
•	This presents an unnecessary risk to the Company and its shareholders, particularly in light of the Company’s refusal to join the widely-adopted Fair Food Program as an effective measure to abate those risks.

Proponents urge all Wendy’s shareholders to vote for Proposal 4: Protecting Essential Food Chain Workers' Rights During COVID-19.

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For further information, please contact:

Mary Beth Gallagher, Executive Director, Investor Advocates for Social Justice

Representing the Franciscan Sisters of Allegany, NY at mbgallagher@iasj.org or (973) 509-8800.

1 https://www.iccr.org/investor-letter-encouraging-wendys-join-fair-food-program

2 https://www.wendys.com/supply-chain-practices

3 https://www.politico.com/news/2020/09/08/farmworkers-coronavirus-disaster-409339; https://qz.com/1962493/a-new-study-shows-occupations-with-the-highest-covid-death-rates/?utm_source=email&utm_medium=quartz-at-work&utm_content=10654716

4 https://investigatemidwest.org/2017/03/30/report-hundreds-of-farmworkers-exploited-abused-in-u-s/?utm_source=feedburner&utm_medium=feed&utm_campaign=Feed%3A+INNMemberInvestigations+%28Institute+for+Nonprofit+News+%C2%BB+Best+of+Member+Investigations%29

5 https://www.theatlantic.com/business/archive/2018/01/agriculture-sexual-harassment/550109/

6 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/fsanwendys010821-14a8-incoming.pdf

7 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/fsanwendys010821-14a8-incoming.pdf

8 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/fsanwendys010821-14a8-incoming.pdf

9 https://www.ft.com/content/3640a656-6526-4823-aaef-94cdceddcd42

10 https://www.irwendys.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=14846769

11 https://www.proxydocs.com/branding/966152/2021/ps/

12 https://www.wendys.com/sites/default/files/2018-04/2017%20Wendy%27s%20Supplier%20Code%20of%20Conduct_FINAL.pdf

13 https://www.proxydocs.com/branding/966152/2021/ps/

14 https://www.wendys.com/sites/default/files/2018-04/2017%20Wendy%27s%20Supplier%20Code%20of%20Conduct_FINAL.pdf; https://www.wendys.com/supply-chain-practices.

15 https://www.proxydocs.com/branding/966152/2021/ps/

16 https://www.fairfoodprogram.org/wp-content/uploads/2019/10/Fair-Food-Program-2018-SOTP-Update-Final.pdf

17 https://www.msi-integrity.org/wp-content/uploads/2020/07/MSI_Not_Fit_For_Purpose_FORWEBSITE.FINAL_.pdf

18 https://www.proxydocs.com/branding/966152/2021/ps/

19 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/fsanwendys010821-14a8-incoming.pdf

20 https://www.proxydocs.com/branding/966152/2021/ps/

21 https://www.ewg.org/news-and-analysis/2020/09/update-seven-months-pandemic-most-states-still-don-t-require-farmworker

22 https://www.epi.org/publication/federal-labor-standards-enforcement-in-agriculture-data-reveal-the-biggest-violators-and-raise-new-questions-about-how-to-improve-and-target-efforts-to-protect-farmworkers/

23 https://www.proxydocs.com/branding/966152/2021/ps/

24 https://www.proxydocs.com/branding/966152/2021/ps/

25 https://www.msi-integrity.org/wp-content/uploads/2020/07/MSI_Not_Fit_For_Purpose_FORWEBSITE.FINAL_.pdf

26 https://www.wendys.com/node/3026

27 https://www.fairfoodprogram.org/recognition/

28 https://www.businesswire.com/news/home/20140116006518/en/Coalition-of-Immokalee-Workers-Announces-Walmart-to-Join-Groundbreaking-Fair-Food-Program

29  https://www.nytimes.com/live/2021/01/05/dining/food-industry-coronavirus

30 https://www.iccr.org/investor-letter-encouraging-wendys-join-fair-food-program

31 https://www.wendys.com/supply-chain-practices

32 https://www.proxydocs.com/branding/966152/2021/ps/

33 https://newsinteractives.cbc.ca/longform/cargill-covid19-outbreak

34 https://www.washingtonpost.com/nation/2020/11/19/tyson-foods-waterloo-bets-covid/

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35 https://www.squaredealblog.com/homewendys/wendys-awards-innovative-supply-chain-leaders

36 https://www.nytimes.com/2020/04/29/business/coronavirus-trump-meat-plants.html

37 https://www.washingtonpost.com/politics/trump-chicken-covid-coronavirus-biden/2021/01/03/ea8902b0-3a39-11eb-98c4-25dc9f4987e8_story.html

38 https://www.nytimes.com/2020/05/05/business/coronavirus-meat-shortages.html

39 https://www.wendys.com/sites/default/files/2020-01/Wendys-2019-CSR-0121.pdf

40 https://www.timestelegram.com/story/news/2020/06/17/living-to-work-massive-ny-greenhouse-coronavirus-outbreak-exposes-migrant-workersrsquo-vulnerability/113463258/

41 https://www.bloomberg.com/news/articles/2019-06-05/guacamole-tariff-of-875-million-will-boost-americans-lunch-tab

42 https://www.timestelegram.com/story/news/2020/06/17/living-to-work-massive-ny-greenhouse-coronavirus-outbreak-exposes-migrant-workersrsquo-vulnerability/113463258/

43 https://www.trla.org/press-releases-1/sued-by-worker-agricultural-producer-agrees-to-covid-19-safety-measures-at-west-texas-greenhouse

44 https://www.andnowuknow.com/headlines/mastronardi-produce-acquires-backyard-farms-paul-mastronardi-stuart-jablon-sunset/melissa-de-leon/54044

45 https://www.dol.gov/newsroom/releases/whd/whd20210330

46 https://investigatemidwest.org/2017/03/30/report-hundreds-of-farmworkers-exploited-abused-in-u-s/?utm_source=feedburner&utm_medium=feed&utm_campaign=Feed%3A+INNMemberInvestigations+%28Institute+for+Nonprofit+News+%C2%BB+Best+of+Member+Investigations%29

47 https://www.theatlantic.com/business/archive/2018/01/agriculture-sexual-harassment/550109/

48 https://calgaryherald.com/entertainment/movies/new-documentary-reveals-harsh-world-of-migrant-workers-in-canadian-greenhouses

49 https://www.hrw.org/news/2019/11/13/children-working-terrifying-conditions-us-agriculture

50 https://www.nytimes.com/2019/03/07/business/economy/wendys-farm-workers-tomatoes.html

51 https://columbusfreepress.com/article/no-fair-food-program-%E2%80%9Cno-wendy%E2%80%99s%E2%80%9D-demands-osu-student-government-after-unanimously-passing

52 https://www.sec.gov/files/esg-risk-alert.pdf; https://www.pionline.com/esg/sec-risk-alert-warns-dubious-esg-investing-practices

53 https://www.iccr.org/investor-letter-encouraging-wendys-join-fair-food-program

54 https://www.unpri.org/all-events-and-webinars/how-investors-can-improve-workers-rights-lessons-from-the-fair-food-program/7251.article

55 https://www.unpri.org/news-and-press/principles-for-responsible-investment-sets-new-human-rights-expectations-for-investors/6638.article

56 https://www.proxydocs.com/branding/966152/2021/ps/

57 https://qz.com/1962493/a-new-study-shows-occupations-with-the-highest-covid-death-rates/?utm_source=email&utm_medium=quartz-at-work&utm_content=10654716

58 https://www.nytimes.com/2021/02/18/us/covid-life-expectancy.html?smid=em-share

59 https://www.squaredealblog.com/homewendys/wendys-to-donate-500k-to-support-black-communities

60 https://www.washingtonpost.com/business/2020/06/13/after-years-marginalizing-black-employees-customers-corporate-america-says-black-lives-matter/

61 https://www.wendys.com/supply-chain-practices

62 https://www.iccr.org/investor-statement-coronavirus-response

63 https://www.sec.gov/corpfin/coronavirus-covid-19; https://www.sec.gov/corpfin/covid-19-disclosure-considerations

64 https://comptroller.nyc.gov/wp-content/uploads/2020/12/NYC-Comptroller-Stringer-to-SEC-Tyson-Foods-12-15-20-FINAL.pdf

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